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As Filed with the Securities and Exchange Commission on August 17, 2001

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)
TENDER OFFER STATEMENT
Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 2)

FARGO ELECTRONICS, INC.
(Name of Subject Company (Issuer))

RUSHMORE ACQUISITION CORP.
ZEBRA TECHNOLOGIES CORPORATION
(Names of Filing Persons (Offeror))

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

30744P 10 2
(CUSIP Number of Class of Securities)

Edward L. Kaplan
Chairman
Zebra Technologies Corporation
333 Corporate Woods Parkway
Vernon Hills, Illinois 60061
Tel.: (847) 634-6700
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

COPIES TO:

Herbert S. Wander, Esq. Mark D. Wood, Esq. Katten Muchin Zavis 525 West Monroe Street Suite 1600 Chicago, Illinois 60661-3693 Tel.: (312) 902-5200	Bruce A. Machmeier, Esq. Thomas A. Letscher, Esq. Oppenheimer Wolff & Donnelly LLP Plaza VII, Suite 3300 45 South Seventh Street Minneapolis, Minnesota 55402-1609 Tel.: (612) 607-7000
/ /	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
/x/	third-party tender offer subject to Rule 14d-1.
/ /	issuer tender offer subject to Rule 13e-4.
/ /	going-private transaction subject to Rule 13e-3.
/ /	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

    Zebra Technologies Corporation, a Delaware corporation ("Zebra"), and Rushmore Acquisition Corp., a Delaware corporation ("Merger Sub") and a wholly-owned subsidiary of Zebra, hereby amend and supplement their Tender Offer Statement on Schedule TO originally filed on August 3, 2001 and amended and supplemented by Amendment No. 1 thereto dated August 15, 2001 (as so amended and supplemented, the "Schedule TO") with respect to Merger Sub's offer to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), including the associated rights to purchase preferred stock (collectively, the "Shares"), of Fargo Electronics, Inc., a Delaware corporation ("Fargo"), at a purchase price of $7.25 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 3, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"), copies of which have been previously filed as Exhibits 99.1(a)(1)(A) and 99.1(a)(1)(B), respectively. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

ITEM 2. SUBJECT COMPANY INFORMATION.

    Item 2 of the Schedule TO is hereby amended as follows:

    (a) The fourth paragraph (entitled "Other Financial Information") in the section entitled "THE TENDER OFFER—7. CERTAIN INFORMATION CONCERNING FARGO" in the Offer to Purchase is deleted in its entirety and replaced with the following:

    "Other Financial Information. On January 11, 2001, Fargo publicly announced a target of growing earnings per share five times by the end of 2003 over 2000 results. In connection with the preliminary discussions concerning a possible business combination involving Zebra and Fargo, on May 23, 2001, a representative of Fargo furnished a representative of Zebra with certain information that was not publicly available, including a short set of financial projections for the fiscal years ending December 31, 2001 and 2002. These projections estimated total revenue of approximately $62 million and operating income of approximately $11 million for the fiscal year ending December 31, 2001 and total revenue of approximately $80 million and operating income of approximately $18 million for the fiscal year ending December 31, 2002. On July 12, 2001, Fargo provided Zebra with revised projections (together with the initial projections provided on May 23, 2001, the "Projections") for the fiscal years ending December 31, 2001 and 2002, based upon revised assumptions. The revised projections for the fiscal year ending December 31, 2001 estimated total revenue of approximately $62 million and operating income of $10 million, reflecting no difference and a $1 million decrease, respectively, from the initial projections. The revised projections for the fiscal year ending December 31, 2002 estimated total revenue of approximately $73 million and operating income of approximately $15 million, reflecting $7 million and $3 million decreases, respectively, from the initial projections."

    (b) The fifth sentence of the fifth paragraph in the section entitled "THE TENDER OFFER—7. CERTAIN INFORMATION CONCERNING FARGO" in the Offer to Purchase is deleted in its entirety and the following sentence is inserted in its place:

    "None of Zebra, Merger Sub or any of their representatives assumes any responsibility for the accuracy of the Projections."

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

    Item 3 of the Schedule TO is hereby amended as follows:

    The following sentence is added to the end of the fifth paragraph in the section entitled "THE TENDER OFFER—8. CERTAIN INFORMATION CONCERNING ZEBRA AND MERGER SUB" in the Offer to Purchase:

    "There are no controlling persons of Zebra or Merger Sub other than such persons and, in the case of Merger Sub, Zebra."

ITEM 4. TERMS OF THE TRANSACTION.

    Item 4 of the Schedule TO is hereby amended as follows:

    (a) The second sentence of the second paragraph in the section entitled "THE TENDER OFFER—1. TERMS OF THE OFFER" in the Offer to Purchase is deleted and the following sentence is inserted in its place:

    "Subject to the provisions of the Acquisition Agreement and applicable law, Merger Sub expressly reserves the right to waive, in whole or in part, at any time or from time to time on or before the Expiration Date, any such condition, to increase the price per Share payable in the Offer, to make any other changes in the terms and conditions of the Offer; provided that, unless previously approved by Fargo in writing, no change may be made that decreases the Offer Price or the maximum number of Shares to be purchased in the Offer, changes the form of consideration, increases the number of Shares that must be tendered before Merger Sub is obligated to purchase any Shares, imposes additional conditions or makes any other significant adverse change in any of the Offer Conditions."

    (b) The last paragraph in the section entitled "THE TENDER OFFER—15. CERTAIN CONDITIONS OF THE OFFER" in the Offer to Purchase is deleted in its entirety and the following paragraph is inserted in its place:

    "The foregoing conditions are for the sole benefit of Zebra and Merger Sub and may be waived by Merger Sub, in whole or in part, at any time and from time to time on or before the Expiration Date, in its sole discretion."

    (c) Instruction 9 of the Letter of Transmittal is deleted in its entirety and the following instruction is inserted in its place:

    "9. Waiver of Conditions. The conditions of the Offer may be waived by Merger Sub, in whole or in part, at any time and from time to time on or before the Expiration Date, in its sole discretion. See Section 1 of the Offer to Purchase."

    (d) The second paragraph in the section entitled "THE TENDER OFFER—4. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES" in the Offer to Purchase is deleted in its entirety.

    (e) The first sentence of the third paragraph in the section entitled "THE TENDER OFFER—4. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES" in the Offer to Purchase is deleted and the following sentence is inserted in its place:

    "Subject to applicable rules and regulations of the SEC and the terms of the Acquisition Agreement, Merger Sub expressly reserves the right to delay acceptance for payment of, or payment for, Shares in anticipation of governmental regulatory approvals."

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    Item 5 of the Schedule TO is hereby amended as follows:

    (a) The following sentence is added to the end of the ninth paragraph in the section entitled "THE TENDER OFFER—10. BACKGROUND OF THE OFFER AND THE ACQUISITION; PAST CONTACTS OR NEGOTIATIONS WITH FARGO" in the Offer to Purchase:

    "At this time, Zebra was provided with the initial projections prepared by Fargo's management with respect to Fargo's fiscal years 2001 and 2002."

    (b) The second sentence of the thirteenth paragraph in the section entitled "THE TENDER OFFER—10. BACKGROUND OF THE OFFER AND THE ACQUISITION; PAST CONTACTS OR NEGOTIATIONS WITH FARGO" in the Offer to Purchase is deleted and replaced with the following sentence:

    "The next day, Fargo provided Zebra with the revised projections prepared by Fargo's management with respect to Fargo's fiscal years 2001 and 2002."

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    Item 8 of the Schedule TO is hereby amended by deleting the first sentence of the sixth paragraph in the section entitled "THE TENDER OFFER—8. CERTAIN INFORMATION CONCERNING ZEBRA AND MERGER SUB" in the Offer to Purchase and replacing it with the following:

    "As of the date hereof, Zebra owns 585,000 Shares, representing 5.0% of the outstanding Shares, and Veraje Anjargolian, Zebra's Vice President, Card Printer Business Unit, owns 60,000 Shares, representing 0.5% of the outstanding Shares, all of which were purchased in the open market."

ITEM 11. ADDITIONAL INFORMATION.

    Item 11 of the Schedule TO is hereby amended and supplemented to add the following information:

    On August 17, 2001 Zebra and Fargo issued a joint press release announcing that the Federal Trade Commission has requested additional information and documentary material in connection with its review of the proposed transaction between Zebra and Fargo, which request will extend the waiting period under the HSR Act. The press release is contained in Exhibit 99.1(a)(5)(B) hereto and the information set forth in the press release is incorporated herein by reference.

ITEM 12. EXHIBITS.

    Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibit:

99.1(a)(5)(B)	Joint Press Release issued by Zebra and Fargo on August 17, 2001.

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

ZEBRA TECHNOLOGIES CORPORATION
By:	/s/ EDWARD L. KAPLAN
Name: Edward L. Kaplan Title: Chairman and Chief Executive Officer
RUSHMORE ACQUISITION CORP.
By:	/s/ EDWARD L. KAPLAN
Name: Edward L. Kaplan Title: President

    August 17, 2001

EXHIBIT INDEX

Exhibit Number	Description
99.1(a)(1)(A)	Offer to Purchase, dated August 3, 2001
99.1(a)(1)(B)	Letter of Transmittal
99.1(a)(1)(C)	Notice of Guaranteed Delivery
99.1(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
99.1(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
99.1(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
99.1(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on August 3, 2001
99.1(a)(5)(A)	Complaint filed by James Stewart in District Court, Fourth Judicial District, County of Hennepin, State of Minnesota on August 13, 2001
99.1(a)(5)(B)*	Joint Press Release issued by Zebra and Fargo on August 17, 2001
99.1(d)(1)	Acquisition Agreement, dated July 31, 2001, by and among Fargo, Zebra and Merger Sub
99.1(d)(2)	Confidentiality Agreement, dated July 10, 2001, by and between Zebra and Fargo
99.1(d)(3)	Exclusivity Agreement, dated July 10, 2001, by and between Zebra and Fargo
99.1(d)(4)	Form of Stockholder Agreement, dated as of July 31, 2001, by and between Zebra and each of certain entities affiliated with TA Associates, Inc. and St. Paul Venture Capital, Inc.
99.1(d)(5)	Form of Stockholder Agreement, dated as of July 31, 2001, by and between Zebra and each of Fargo's directors and executive officers

*
Filed herewith; all others previously filed.

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  ITEM 2. SUBJECT COMPANY INFORMATION.
  ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
  ITEM 4. TERMS OF THE TRANSACTION.
  ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
  ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
  ITEM 11. ADDITIONAL INFORMATION.
  ITEM 12. EXHIBITS.
SIGNATURE
EXHIBIT INDEX